March 5, 2013

VIA EDGAR

Mara L. Ransom

Assistant Director

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	AmeriGas Partners, L.P.

Registration Statement on Form S-3

Filed January 30, 2013

File No. 333-186316

Form 10-K for Fiscal Year Ended September 30, 2012

Filed November 21, 2012

File No. 001-13692

Dear Ms. Ransom:

This letter is submitted on behalf of AmeriGas Partners, L.P. (the “Company”) in response to your letter dated February 25, 2013 relating to the above referenced filings by the Company. Set forth below in italics are the comments contained in the staff’s letter, together with the Company’s responses. In connection with the submission of this letter, the Company has filed Amendment No. 1 to the Form S-3 (the “Amended Registration Statement”). The Amended Registration Statement incorporates certain of the Company’s responses as well as certain other revisions.

Registration Statement on Form S-3

General

1.

With respect to the common units being sold by Heritage ETC, L.P., given the nature of the offering and the size of the offering relative to the number of common units held by non-affiliates, it appears that these securities may be being offered by or on behalf of the registrant. If so, the offering is not eligible to be conducted on a continuous or delayed basis pursuant to Rule 415(a)(1)(i) of Regulation C. Please provide us with your detailed analysis of why this offering is not by or on behalf of the registrant. Alternatively, please revise your registration statement to identify the selling unitholder as an underwriter, and make conforming changes to your prospectus accordingly, including your cover page

Ms. Mara L. Ransom

U.S. Securities & Exchange Commission

March 5, 2013

and the Summary, Plan of Distribution and Undertakings sections. For additional guidance, please see Compliance and Disclosure Interpretations — Securities Act Rules, Question 612.09, available on our website at www.sec.gov.

Response: For the reasons set forth below, we respectfully submit that the offering (the “Offering”) of up to 29,567,362 of the Company’s common units (the “Offered Common Units”) by Heritage ETC, L.P. (the “Selling Unitholder”) is not a primary offering in which the Selling Unitholder is selling the Offered Common Units on behalf of the Company. We believe that the provisions of Rule 415(a)(1)(i) under the Securities Act of 1933, as amended (the “Securities Act”), are applicable because the Selling Unitholder is a person other than the Company, a subsidiary of the Company or a person of which the Company is a subsidiary and, based on our analysis of the factors set forth in Compliance and Disclosure Interpretations – Securities Act Rules, Question (“CDI”) 612.09, the Selling Unitholder is not offering the Offered Common Units on behalf of the Company.

CDI 612.09 states in part that:

“The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

There follows our analysis of the factors set forth in CDI 612.09:

The Selling Unitholder has held the Common Units for More than One Year.

The Selling Unitholder acquired the Offered Common Units on January 12, 2012 as equity consideration in connection with the Company’s acquisition of the subsidiaries of Energy Transfer Partners, L.P. (“ETP”) that operated ETP’s propane distribution business, Heritage Operating, L.P., together with its subsidiaries and general partner (“HOLP”), and Titan Energy Partners, L.P., together with its subsidiaries and general partner (“Titan”). HOLP and Titan are referred to together as “Heritage Propane.”

The significant period of time that the Selling Unitholder has held the Offered Common Units is evidence that the Selling Unitholder has borne, and continues to bear, the market risk of holding the Offered Common Units as an investment, and not with a view to distribution. Further, although the Offered Common Units are all of the common units of the Company owned by the Selling Unitholder, the Selling Unitholder has advised the Company that it does not currently intend to dispose of all of such Offered Common Units in a single transaction; thus, the Selling Unitholder will continue to bear the market risk of holding a significant portion of the Offered Common Units for an undetermined period of time.

Ms. Mara L. Ransom

U.S. Securities & Exchange Commission

March 5, 2013

The Selling Unitholder received the Offered Common Units in connection with the Company’s acquisition of Heritage Propane.

On January 12, 2012, the Company issued the Offered Common Units to the Selling Unitholder as equity consideration in connection with the Company’s acquisition of Heritage Propane. The total consideration for the Company’s acquisition of Heritage Propane was approximately $2.6 billion, consisting of approximately $1.5 billion in cash and the Offered Common Units with a fair value of approximately $1.1 billion.

Also on January 12, 2012, ETP and the Selling Unitholder entered into a unitholder agreement with the Company (the “Unitholder Agreement”). The Unitholder Agreement prohibited the Selling Unitholder (and any person who became a holder of the Offered Common Units under the agreement) from transferring the Offered Common Units until January 13, 2013 and provided registration rights related to the Offered Common Units after the one-year holding period. By letter dated January 14, 2013, ETP advised the Company of the Selling Unitholder’s election to cause the Company to register the offer and sale of all common units held by the Selling Unitholder. In connection with such request and pursuant to the Unitholder Agreement, the Company filed with the SEC a registration statement on Form S-3 on January 30, 2013 (the “Form S-3”) with respect to the Offered Common Units.

The Selling Unitholder has an on-going long-term relationship with the Company.

In connection with the closing of the Company’s acquisition of Heritage Propane, ETP, the Selling Unitholder’s affiliate, entered into a contingent residual support agreement (the “CRSA”) with the Company, the Company’s subsidiary, AmeriGas Finance LLC, and the Company’s parent, UGI Corporation, in which ETP agreed to provide contingent residual support of the loans made by AmeriGas Finance LLC to the Company in the amount of the cash consideration that the Company paid in its acquisition of Heritage Propane. Under the CRSA, ETP has no obligation with respect to accrued and unpaid interest on the loans made by AmeriGas Finance LLC to the Company and is required to make a payment pursuant to the CRSA only to the extent that AmeriGas Finance LLC cannot obtain repayment of the principal amount of the loans from the Company after seeking such repayment in a manner consistent with the provisions of the CRSA. The CRSA also provides that ETP is entitled to appoint one board member to the board of directors of AmeriGas Propane, Inc., the general partner of the Company, for as long as the AmeriGas Finance LLC loans to the Company, and, therefore, ETP’s agreement to provide contingent residual support, remain outstanding. The CRSA provides that such board member is to be reasonably acceptable to the Company. In March 2012, ETP designated K. Richard Turner as its nominee to serve on the board of directors of AmeriGas Propane, Inc. pursuant to its rights under the CRSA. Mr. Turner has been a director of AmeriGas Propane, Inc. since March 21, 2012.

The Company believes that ETP’s obligations under the CRSA relating to the AmeriGas Finance LLC loans to the Company as well as Mr. Turner’s service on AmeriGas Propane, Inc.’s Board reflect the Selling Unitholder’s long-term investment in the Company and support our view that the Selling Unitholder is not serving as an underwriter of the Offered Common Units on behalf of the Company.

Ms. Mara L. Ransom

U.S. Securities & Exchange Commission

March 5, 2013

The Offered Common Units represent 32% of the Company’s outstanding units.

As of February 28, 2013, there were 92,816,905 common units of the Company outstanding. The Offered Common Units represent 32% of the Company’s outstanding common units as of such date. The Comment Letter states that “given the nature of the offering and the size of the offering relative to the number of common units held by non-affiliates, it appears that these securities may be being offered by or on behalf of the registrant.” Whereas this comment appears to suggest that the staff views as compelling the large number of common units being registered compared with the number of outstanding common units, we note that the amount of securities involved is only one of the factors cited in CDI 612.09 as relevant to the determination of whether an offering by selling shareholders is on behalf of an issuer. Although the Form S-3 registers all common units owned by the Selling Unitholder, the Form S-3 is a shelf registration statement that contemplates offers and sales from time to time, which is a typical requirement in registration rights agreements covering securities that were issued in bona fide private placements. This contractual obligation on the Company does not mean that the Offered Common Units will be sold at one time, and, as indicated above, the Selling Unitholder has advised the Company that it does not currently intend to dispose of all of the Offered Common Units in a single takedown offering.

The Selling Unitholder is not in the business of underwriting securities.

ETP and the Selling Unitholder are not in the business of underwriting securities. ETP is a publicly traded limited partnership that owns and operates, through its subsidiaries, including the Selling Unitholder, and joint ventures, a diversified portfolio of energy assets.

The Selling Unitholder is not acting as a conduit for the Company.

In light of the facts that (1) the Selling Unitholder acquired the Offered Common Units more than a year ago, (2) the Selling Unitholder’s affiliate, ETP, has contractual obligations to the Company’s subsidiary, AmeriGas Finance LLC, (3) ETP has a representative on the board of directors of the Company’s general partner, and (4) the Selling Unitholder has advised the Company that it does not currently intend to dispose of all of the Offered Common Units in a single transaction, we believe that the Selling Unitholder has clearly made a long-term investment in the Company. ETP and the Selling Unitholder are in the business of owning and operating energy assets, not underwriting securities. They are in no sense alter egos of the Company or acting as a conduit for the Company. The Offering has none of the indicia of abuse that the staff has focused on in the past when evaluating whether secondary offerings are actually disguised primary offerings. The decision to offer the Offered Common Units was made by the Selling Unitholder pursuant to the Selling Unitholder’s demand registration rights and not by the Company, which will receive no proceeds from the Offering and which issued the Offered Common Units as equity consideration in connection with its acquisition of Heritage Propane.

We note that the Offering is not similar to the situations that have given the Staff concern in recent years. This is not similar to the registration by a company of securities on a secondary basis using a registration statement on Form S-3 when the company itself is not eligible to register the securities on a primary basis using that form. Here, the Company satisfies all of the

Ms. Mara L. Ransom

U.S. Securities & Exchange Commission

March 5, 2013

criteria under Form S-3 for a primary offering of common units on Form S-3 — the Company has been subject to the requirements of Section 12 or 15(d) of the Exchange Act for a period of at least twelve months, has filed in a timely manner all reports required to be filed during that twelve-month period and has a non-affiliate public float of more than $75 million — and, therefore, the Company is eligible to register primary transactions on Form S-3.

For the reasons stated above, we believe that the Offering is not an indirect primary offering by the Company and that the Selling Unitholder is not, and should not be considered to be, underwriting the offering of the Offered Common Units on behalf of the Company. We respectfully submit that offerings by the Selling Unitholder pursuant to the Registration Statement should be considered secondary offerings under Rule 415(a)(1)(i) of the Securities Act.

Selling Unitholder, page 16

2.	Please disclose, by footnote or otherwise, the person or persons who have sole or shared voting or investment power over Heritage ETC, L.P. If Heritage ETC, L.P. is a public entity, majority-owned subsidiary of a public entity or a registered investment company, please disclose this by way of footnote. Please see Compliance and Disclosure Interpretations — Regulation S-K, Question 140.02 available on our website at www.sec.gov.

Response: The Amended Registration Statement discloses in revised footnote 1 to the table in the section entitled “Selling Unitholder” the persons who have sole voting and investment power over the Selling Unitholder. We have also disclosed in revised footnote 1 that the Selling Unitholder is a direct wholly owned subsidiary of ETP, a publicly traded master limited partnership whose common units trade on the New York Stock Exchange and a subsidiary of Energy Transfer Equity, L.P., a publicly traded master limited partnership whose common units trade on the New York Stock Exchange.

Incorporation of Documents by Reference, page 38

3.	Please revise the documents you have listed to incorporate by reference the Form 10-Q filed on February 8, 2013. See Item 12(a)(2) of Form S-3. In this regard, please also specifically incorporate by reference any other applicable Exchange Act report filed after the date of the initial registration statement, but prior to effectiveness. For additional guidance, please see Compliance and Disclosure Interpretations — Securities Act Forms, Question 123.05 available on our website at www.sec.gov.

Response: We have revised the section entitled “Incorporation of Documents by Reference” in the Amended Registration Statement to incorporate by reference the Form 10-Q that the Company filed on February 8, 2013. We hereby confirm that we have not filed any other Exchange Act reports after the date of the initial registration statement that are required to be incorporated by reference in the Amended Registration Statement.

Ms. Mara L. Ransom

U.S. Securities & Exchange Commission

March 5, 2013

Form 10-K for Fiscal Year Ended September 30, 2012

Compensation Discussion and Analysis, page 37

Elements of Compensation, page 40

Annual Bonus Awards, page 41

4.	We note your disclosure on page 42 regarding targeted EPS and the committee’s adjustment of EPS for purposes of calculating bonuses. Please disclose the actual EPS achieved by the company for Fiscal 2012, as well as EPS as adjusted by the committee for purposes of calculating bonuses. Refer to Item 402(b) of Regulation S-K. Please note that we will not be in a position to consider a request for acceleration of effectiveness for your registration until we resolve all comments concerning your Form 10-K.

Response: The Company agrees to disclose in its Annual Report on Form 10-K for the fiscal year ended September 30, 2013 the actual EPS achieved by UGI Corporation for the fiscal year, as well as EPS as adjusted by the Compensation and Management Development Committee of UGI Corporation (the “Committee”) for purposes of calculating bonuses, if the Committee does in fact adjust EPS for that purpose. We supplementally advise the staff that the actual diluted EPS achieved by UGI Corporation in Fiscal 2012 was $1.76, which was disclosed in UGI Corporation’s most recent Annual Report on Form 10-K and Proxy Statement and was calculated for Fiscal 2012 based on net income attributable to UGI Corporation for the year of $199,400,000 and average shares of common stock outstanding of 113,432,000. For purposes of the bonus determination for Fiscal 2012, the Committee adjusted EPS to $1.90 to eliminate the estimated effects of the Heritage Propane acquisition, including acquisition and transition costs and early extinguishments of debt.

*        *        *         *        *        *

We acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Mara L. Ransom

U.S. Securities & Exchange Commission

March 5, 2013

If you should have any questions, please do not hesitate to contact the undersigned at (610) 337-1000, or Linda L. Griggs, of Morgan, Lewis & Bockius LLP, at (202) 739-5245.

Very truly yours,

AmeriGas Partners, L.P.

By:	AmeriGas Propane, Inc., its general partner

By:	/s/ Steven A. Samuel
Steven A. Samuel
Vice President-Law and General Counsel

cc: Linda L. Griggs